UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2006
                          -----------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-23971
                                               ----------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Citizens South Bank Employees' Savings & Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Citizens South Banking Corporation
                             519 South New Hope Road
                       Gastonia, North Carolina 28054-4040

                               CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST

                              Financial Statements

                             As of December 31, 2006

                               CITIZENS SOUTH BANK
                       EMPLOYEES' SAVINGS & PROFIT SHARING
                                 PLAN AND TRUST


                                Table of Contents

                                                                         Page

Report of Independent Registered Public Accounting Firm................   2

Statements of Net Assets Available for Benefits........................   3

Statement of Changes in Net Assets Available for Benefits..............   4

Notes to Financial Statements..........................................   5

Supplemental Schedules:

         Form 5500 Schedule H, Line 4i - Schedule of Assets Held at
          End of Year December 31, 2006................................  10


NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Cherry
Bekaert &
Holland
Certified Public
Accountants &
Consultants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------

The Participants and Administrator of the Citizens South Bank Employees' Savings & Profit Sharing Plan
Gastonia, North Carolina


We have audited the accompanying statements of Net Assets Available for Benefits of the Citizens South Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements of the Plan based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above, as of December 31, 2006 and 2005 present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Cherry, Bekaert & Holland, L.L.P.
---------------------------------------
Gastonia, North Carolina
June 27, 2007
                                                                               2

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005


                                                                                         2006                             2005
Assets                                                                              -------------                    --------------
Investments:
Investments, at fair value                                                            $ 7,033,333                      $ 5,512,456
   Participant loans                                                                      127,426                           73,606
                                                                                     -------------                    --------------
        Total investments                                                               7,160,759                        5,586,062
                                                                                     -------------                    --------------
Receivables:
   Participants' contributions                                                             16,694                           12,138
   Employer contributions                                                                   6,078                            4,428
   Securities sold                                                                         20,702                           22,421
   Accrued income                                                                             870                              718
                                                                                     -------------                    --------------
Total receivables                                                                          44,344                           39,705
                                                                                     -------------                    --------------
         Total Assets                                                                   7,205,103                        5,625,767
                                                                                     -------------                    --------------
Liabilities
Securities purchased and adminstrative expenses                                            29,008                           31,052
Refund of excess contributions                                                                  -                            4,161
                                                                                    -------------                    --------------
         Total Liabilities                                                                 29,008                           35,213
                                                                                    -------------                    --------------
Net assets available for benefits                                                     $ 7,176,095                      $ 5,590,554
                                                                                    =============                    ==============

See notes to financial statements.
                                                                             -3-

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2006

                                                                                                    2006
Additions:                                                                                      -------------
Investment activity:
  Net appreciation in fair value of investments                                                   $ 558,458
  Interest and dividends                                                                            100,158
                                                                                                -------------
    Total investment gain                                                                           658,616
                                                                                                -------------
Contributions:
  Employer contributions                                                                            159,853
  Participant contributions                                                                         473,166
                                                                                                -------------
    Total contributions                                                                             633,019
                                                                                                -------------
Transfers:
  Transfer from other plan                                                                          722,304
                                                                                                -------------
Deductions:
  Benefits paid directly to participants                                                            390,453
  Administrative expenses                                                                            37,945
                                                                                                -------------
    Total deductions                                                                                428,398
                                                                                                -------------
    Net increase                                                                                  1,585,541

Net assets available for benefits
      Beginning of year                                                                           5,590,554
                                                                                                -------------
      End of year                                                                               $ 7,176,095
                                                                                                =============

See notes to financial statements.
                                                                             -4-

                              Citizens South Bank
                      Employees' Savings & Profit Sharing
                                 Plan and Trust

                          Notes to Financial Statements
                               December 31, 2006

Note 1 - Description of Plan

The following description of the Citizens South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan that covers all full-time employees of Citizens South Bank (the "Company") who have completed three months of service and have attained the age of 18 years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year participants may contribute any percentage of pretax annual compensation to the Plan, not to exceed the lesser of 75% of Plan Salary (defined as the employee's basic salary rate, plus overtime, bonus, and commissions) or the annual maximum contribution as defined by United States Treasury Regulations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make matching contributions equal to a discretionary percentage determined by the Company. For the year ended December 31, 2006, the Company contributed 50% of the first 6% of Plan Salary that a participant contributed to the Plan. The Company may also make profit-sharing contributions to the Plan at the discretion of the Company's Board of Directors. Profit-sharing contributions are allocated to participants in the same ratio as a participant's compensation, as defined, bears to the total compensation of all participants. Profit sharing contributions were not made for 2006. All contributions are subject to certain limitations.

Participant accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, and allocations of (a) the Company's contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into up to 15 various investment options offered by the Plan. Company contributions are automatically invested in the same investment options directed for the investment of the employee contributions. If no investment direction is given, all contributions from participants and the Company are invested in the Short Term Investment Fund (Money Market Fund), which is one of the Plan's bond/fixed income funds. The Plan currently offers eight stock funds, three bond/fixed income funds, three asset allocation funds, and the Citizens South Banking Corporation (CSBC) Employer Stock Fund as investment options for participants. Except for the CSBC Employer Stock Fund, which is managed by The Bank of New York as Trustee, State Street Global Advisors assumed investment manager responsibilities for all funds from Barclays Global Investors and became
                                                                               5

                              Citizens South Bank
                      Employees' Savings & Profit Sharing
                                 Plan and Trust

                          Notes to Financial Statements
                                December 31, 2006

the provider of benchmark index returns effective November 4, 2005. Participants may change or transfer their investment options at any time via telephone or the internet or by written request via fax or mail.

Vesting - Participants are immediately vested in their voluntary contributions to the Plan, plus investment earnings thereon. Vesting in the Company matching and discretionary profit sharing contributions of their accounts is based on years of continuous service. A participant is fully vested after three years of service (cliff vesting) or upon death, approved disability, or attainment of age 65 while employed with the Company. Any years of employment prior to attaining the age of 18 are excluded for vesting purposes. Employment with Citizens Bank, Salisbury, North Carolina, or with Trinity Bank, Monroe, North Carolina, is included for the purpose of vesting.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of a maximum of $50,000 or 50 percent of their vested account balance, reduced by the highest outstanding loan balance(s) from the Plan during the preceding 12 months. The loans are secured by the balances in the participant's accounts and bear interest at the Barron's Prime Rate plus 1%, fixed on the date of the disbursement of the loan, which is deemed to be based upon prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Pentegra Services, Inc. collects from the participant a $50.00 origination fee and a $40.00 annual administration fee that are subtracted from the participant's account. Principal and interest are paid ratably through semi-monthly payroll deductions and credited to the loan account monthly.

Payment of benefits - Upon termination of service, a participant will receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. If no such request is made, distribution is made at normal retirement age.

Forfeitures - At December 31, 2006 and 2005, forfeited non-vested accounts derived from employer contributions were $12,715 and $4,459, respectively, which are invested in the Money Market Fund. Forfeited non-vested accounts derived from employer matching contributions accounts may be used to reduce future employer matching contributions or may be allocated to participants as profit sharing contributions. Forfeited non-vested accounts derived from the Company's profit sharing contributions may be added to any Company profit-sharing contributions or allocated to participants as additional profit sharing contributions. Forfeited contributions are allocated to participants in the same ratio as a participant's compensation bears to the total compensation of all participants. During 2006, $4,459 of forfeited non-vested derived from employer contributions accounts were allocated to participants. During 2006, no forfeited non-vested accounts were used to reduce employer matching contributions.

                              Citizens South Bank
                      Employees' Savings & Profit Sharing
                                 Plan and Trust

                          Notes to Financial Statements
                               December 31, 2006

Note 2 - Summary of significant accounting policies and activities

Basis of accounting - The Plan's financial statements are prepared using the accrual method of accounting except for the payment of participant benefits which are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires the plan administrator and plan sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties - The Plan utilizes various investment securities including, mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative expenses - Except for annual audit and third party administration fees, which are paid by the Company, all other administrative expenses are paid by the Plan.

Benefit   payments  -  Benefit   payments  to  participants  are  recorded  upon
distribution.

Excess contributions payable - The Plan is required to return contributions to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

                              Citizens South Bank
                      Employees' Savings & Profit Sharing
                                 Plan and Trust

                          Notes to Financial Statements
                                December 31, 2006

Note 3 - Investments

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005 are as follows:



                                                                                                2006                    2005
                                                                                             -----------            -----------
Citizens South Common Stock, 247,089 and 263,068 shares, respectively                         $3,197,332             $3,135,507
State Street Global Advisors Stable Value Fund, 56,085 and 52,536 units, respectively            404,793                529,204
State Street Global Advisors S&P 500 Stock Fund, 1,752 units                                           -                406,636
State Street Global Advisors Mid-cap Stock Fund, 13,181 units                                          -                336,371
State Street Global Advisors Russell 2000 Fund, 2,137 units                                      574,621                      -
State Street S&P 500 Value Fund, 13,646 units                                                    384,341                      -
State Street Global Advisors International Fund, 600,755 units                                   600,755                      -

During the year ended December 31, 2006, the Plan's mutual fund investments
(including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock                                                                                                          $ 249,327
Mutual Funds:
         Equity Funds                                                                                                   257,104
         Balanced Funds                                                                                                  59,134
         Governmental Bond Funds                                                                                     (   7,107)
                                                                                                       -             ----------
Net appreciation of investments                                                                                       $ 558,458
                                                                                                                      =========


Note 4 - Exempt party-in-interest transactions

Certain Plan investments are shares of mutual funds and company stock managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 247,089 and 263,068 units, respectively, of common stock of Citizens South Banking Corporation, the parent company of the sponsoring employer, with a cost basis of $1,939,012 and $2,015,965, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $74,127.

                              Citizens South Bank
                      Employees' Savings & Profit Sharing
                                 Plan and Trust

                          Notes to Financial Statements
                               December 31, 2006

Note 5 - Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Note 6 - Federal Income Tax status

Effective January 1, 1998, the Company has adopted, and from time to time has amended, a non-standardized form for a prototype profit sharing plan sponsored by Pentegra Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service dated March 7, 2002, as to the prototype plan's qualified status. The prototype plan opinion letter has been relied on by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 7 - Reconciliation to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 for the years ended December 31, 2006 and 2005:

                                                                                2006              2005
                                                                            -----------       -----------
Net assets available for benefits per the financial statements              $ 7,176,094        $5,590,554
Less: Contribution receivable not reflected on the Form 5500                     22,772                 -
Add: Accrued excess participant contributions                                        -              4,161
Less: Adjustment for rounding                                                         1                 0
                                                                            -----------       -----------
0
Net assets available for benefit per the Form 5500                           $7,153,321        $5,594,715
                                                                            ===========        ==========

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2006:



Net change in net assets available for benefits per the financial statements               $1,585,541
Less: Contributions receivable not reflected on Form 5500                                     (22,773)
Less: Transfer in of assets from Trinity Bank Plan                                           (722,304)
Less: Distributions in 2006 for excess participant contributions in 2005                       (4,161)
                                                                                           -----------
Net change in net assets available for benefits per the Form 5500                          $  836,303
                                                                                           ===========

Note 8 - Transfers from other plans

During 2006, there was a transfer of $722,304 from the Trinity Bank Plan. After the acquisition of Trinity Bank, certain former employees of Trinity Bank became participants in the Citizens South Bank Employees' Savings & Profit Sharing Plan and Trust and transferred their account balances from the Trinity Plan.

                                     ******

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

                          Notes to Financial Statements
                               December 31, 2006

                               Citizens South Bank
                      Employees' Savings and Profit Sharing
                                 Plan and Trust

                                  EIN: 56-02380
                                Plan Number: 004

                          Form 5500 Schedule H, Line 4i
           Schedule of Assets Held At End of Year - December 31, 2006


                                       Description of Investment Including Maturity
Identity of Issuer, Borrower,       Date, Rate of Interest, Collateral, Par or Maturity
Lessor or Similar Party                                  Value                                   Cost                 Current Value
------------------------------------------------------------------------------------------------------------------------------------
(a)                 (b)                        (c)                                                 (d)                       (e)

                                            Common Stock - 247,089 shares, par value of $0.01
  *    Citzens South Banking Corporation       per share                                              **             $ 3,197,332
  *    Pentegra Retirement Services         Stable Value Fund - 38,416 units                          **                 404,793
       State Street Global Advisors         Moderate Strategic Balanced Fund - 17,669 units           **                 241,343
       State Street Global Advisors         Conservative Strategic Balanced Fund - 7,181 units        **                 105,789
       State Street Global Advisors         Aggressive Stratigic Balanced Fund - 9,461 units          **                 117,313
       State Street Global Advisors         Russell 2000 Stock Fund - 9,965 units                     **                 255,382
       State Street Global Advisors         S&P 500 Stock Fund - 2,137 units                          **                 574,621
       State Street Global Advisors         S&P 500 Growth Stock Fund - 15,542 units                  **                 177,190
       State Street Global Advisors         S&P 500 Value Stock Fund - 22,421 units                   **                 278,112
       State Street Global Advisors         Midcap Stock Fund - 13,646 units                          **                 384,341
       State Street Global Advisors         Nasdaq 100 Stock Fund - 2,919 units                       **                  31,686
       State Street Global Advisors         US REIT Index Fund - 2253 units                           **                  73,679
       State Street Global Advisors         International Stock Fund- 6,425 units                     **                 136,235
       State Street Global Advisors         Money Market Fund - 600,755  units                        **                 600,755
       State Street Global Advisors         Aggregate Bond Fund - 314 units                           **                   5,405
       State Street Global Advisors         Government Bond Fund - 23,096 units                       **                 244,630
  *    Pentegra Retirement Services         Short-Term Investment Fund - 204,727 units                **                 204,727

  *    Participant loans                    Loans, ranging 0-5 years maturity with interest            0                 127,426
                                               rates of 5.00% to  10.50%                                             -----------

       Total assets held at end of year                                                                              $ 7,160,759
                                                                                                                     ===========

*      A party-in-interest transaction as defined by ERISA
**     Cost omitted for participant directed investments

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      CITIZENS SOUTH BANK  EMPLOYEES' SAVINGS &
                                      PROFIT SHARING PLAN AND TRUST






Date: June 26, 2007                   By:    /s/ Paul L. Teem, Jr.
                                             -----------------------------
                                      Name:  Paul L. Teem, Jr.
                                      Title: Executive Vice President, Secretary
                                              and Chief Administrative Officer,
                                              Citizens  South Bank

Cherry
Bekaert &
Holland
Certified Public
Accountants &
Consultants


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors
Citizens South Banking Corporation
Gastonia, North Carolina


We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-103218, 333-77657 and 333-111228) of Citizens South Banking
Corporation of our report dated June 27, 2007, related to the statements of net assets available for benefits of as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 which are included in the December 31, 2006 Annual Report on Form 11-K of Citizens South Bank Employees' Savings & Profit Sharing Plan.



/s/ Cherry, Bekaert & Holland, L.L.P.
-------------------------------------

Gastonia, North Carolina
June 27, 2007